

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2019

Bradley Robinson
Chief Executive Officer
Predictive Technology Group, Inc.
2749 Parleys Way, Suite 101
Salt Lake City, UT 84019

> **Re: Predictive Technology Group, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed December 6, 2018**
> **File No. 000-56008**

Dear Mr. Robinson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing and
Construction